EXHIBIT 12.1

MACROVISION CORPORATION

STATEMENT OF COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

IN THOUSANDS OF DOLLARS

	9 months ended September 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before taxes	$23,158	$25,375	$41,603	$57,390	$49,494	$21,916	$33,159
Add: Fixed charges	1,608	1,439	1,971	1,792	1,255	1,228	492

Total earnings	$24,766	$26,814	$43,574	$59,182	$50,749	$23,144	$33,651

Fixed charges:
Interest Expense	$112	$2	$9	$1	$—	$—	$1
Rent expense interest factor	1,496	1,437	1,962	1,791	1,255	1,228	491

Total fixed charges	$1,608	$1,439	$1,971	$1,792	$1,255	$1,228	$492

Ratio of earnings to fixed charges	15.4	18.6	22.1	33.0	40.4	18.9	68.4